Newmont Mining Corporation 6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

September 7, 2012

VIA EDGAR AND OVERNIGHT COURIER

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, DC 20549-4628

Re:	Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-31240

Dear Mr. Schwall:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated August 24, 2012 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Revenue Recognition, page 103

1.	We note in your response to our previous comment five you state that by-product sales treated as a credit against costs applicable to sales are deemed to be peripheral and not material to your key performance measures. In considering the issue of materiality, we note your disclosure of non-GAAP measures of “costs applicable to sales per ounce/pound” and “operating margin per ounce/pound” that are impacted by your current accounting policy. Please provide us with a detailed discussion of how you considered the impact, both quantitatively and qualitatively, on these non-GAAP measures as compared with including by-product sales within revenues.

The Staff is advised that within the mining industry, primary gold producers typically present a non-GAAP cost per ounce on a by-product basis. That is, the cost associated with selling an ounce of gold is reduced by the benefit received of other metal sales. As noted in our previous response, and noted in the Staff’s observation, the Company deems the sales of other metals to be peripheral and not material to our key performance measures or operating segments.

We believe that not considering the benefit of the other metal sales as a reduction of our costs to sell an ounce of gold would create a lack of comparability between the non-GAAP measures of the Company and other primary gold producers. If the sales of other metals were no longer recorded as by-product credits to costs applicable to sales, the Company would revise its reconciliation of non-GAAP costs applicable to sales per ounce/pound, and operating margin per ounce/pound, to take into account the benefit received for selling these other metals.

As a result, the Company’s non-GAAP disclosure of “costs applicable to sales per ounce/pound” and “operating margin per ounce/pound” would not change should revenue from other metal sales no longer be credited against costs applicable to sales.

Note 31 – Commitments and Contingencies, page 157

2.	We note your response to our prior comment seven. Please tell us the threshold you applied to your recognition of contingent liabilities for the last fiscal year and subsequent interim period, and specifically whether the 75% threshold was applied in recognizing contingent liabilities.

As the Staff is aware, FASB ASC 450-20-25 does not provide a specific percentage threshold in defining “probable.” The Staff is advised that the Company has not applied the 75% threshold during the periods presented in its December 31, 2011 Form 10-K (“Form 10-K”) or in subsequent interim periods. Rather, the Company recognizes a contingent liability when the information available indicates that it is probable that a liability has been incurred and that liability can be reasonably estimated. In determining whether or not a contingent liability is probable, Newmont management considers the individual facts and circumstances of each potential contingency, as well as relevant prior experience where applicable. The Company believes that all necessary accruals related to probable future events, that is future events that are “likely to occur,” have been made for all periods presented in our Form 10-K.

We would be pleased to address any further Staff comments or questions related to this matter, and the Company will make every effort to respond in a timely manner. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Dave Ottewell, Vice President and Controller, at (303) 837-6105 or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball

Executive Vice President and Chief Financial Officer

cc: Tia L. Jenkins, Senior Assistant Chief Accountant